VEON’s Kyivstar Expands Digital Healthcare Services in Ukraine with Tabletki.ua Acquisition Dubai, Kyiv and New York, February 10, 2026 – VEON Ltd. (Nasdaq: VEON) (“VEON”), a global digital operator, announces that today its subsidiary Kyivstar Group Ltd. (“Kyivstar”) (Nasdaq: KYIV; KYIVW) signed a definitive agreement and completed the transaction to acquire 100% of Tabletki.ua for USD 160 million, payable in Ukrainian hryvna in Ukraine. Tabletki.ua is one of Ukraine’s most widely used digital platforms for finding, comparing and reserving medicines and other products available at Ukrainian pharmacies. Tabletki.ua is trusted by millions of users every month and is Ukraine’s preferred digital platform for accessing prescriptions as well as other medicinal and nutritional health products. The platform enables customers to quickly find, compare, and reserve prescribed and over-the- counter medicines and healthcare products available at pharmacies nationwide, ensuring availability, transparent pricing, and convenient access to essential healthcare products. Tabletki.ua partners with more than 14,000 pharmacies across Ukraine and facilitated an average of 14 million reservations per month in 2025, reflecting its role as an everyday healthcare tool for Ukrainian families. Gross merchandise value (GMV) of bookings via the platform reached UAH 45 billion (USD 1.06 billion) in FY2024 and UAH 57.3 billion (USD 1.19 billion) for the last twelve months ending September 30, 2025. The acquisition strengthens Kyivstar’s growing healthcare ecosystem, complementing its earlier acquisition of the digital healthcare platform Helsi in 2022. Tabletki.ua will become part of Kyivstar’s expanding portfolio of digital services, which also includes ride-hailing and delivery platform Uklon, Kyivstar TV, and the MyKyivstar super-app. “Ukrainian businesses like Tabletki.ua are enabling millions of Ukrainians to benefit from convenient, digital-first solutions, supporting the growth and resilience of the country,” said Oleksander Komarov, President of Kyivstar. “Tabletki.ua already plays an essential role in everyday life for millions of Ukrainians. By combining Kyivstar’s experience in building and scaling digital platforms with Tabletki.ua’s strong market position, we will make healthcare services even more accessible and convenient across Ukraine.” “This acquisition strengthens our commitment to Ukraine by expanding access to digital healthcare solutions that improve everyday life,” said Kaan Terzioglu, VEON Group CEO and Executive Chairman of Kyivstar. “Together, Kyivstar and Tabletki.ua will accelerate the development of innovative, customer-focused healthcare services.”

Based on unaudited management accounts, Tabletki.ua generated LTM EBITDA of USD 24 million and LTM net profit of USD 20 million as of September 30, 2025. The agreed consideration of USD 160 million corresponds to a price to LTM earnings ratio of 8.0X. Today, VEON also published a presentation for investors that provides further information about Tabletki.ua and the strategic rationale for the acquisition. The presentation is available on the VEON website here. About Kyivstar Group Ltd. Kyivstar Group Ltd. (“Kyivstar”) is a Nasdaq-listed holding company that operates JSC Kyivstar, Ukraine’s leading digital operator and the first Ukrainian company to list on a U.S. stock exchange. Kyivstar’s companies provide a broad range of connectivity and digital services, including mobile and fixed-line voice and data, ride-hailing, e-health, digital TV, and enterprise solutions such as Big Data, cloud, and cybersecurity. Together with VEON, Kyivstar intends to invest USD 1 billion in Ukraine between 2023-2027, through investments in infrastructure, technological development and strategic acquisitions, as well as charitable donations for social projects. For more information, please visit https://investors.kyivstar.ua. Nasdaq tickers: KYIV; KYIVW About VEON VEON is a digital operator that provides connectivity and digital services to nearly 150 million connectivity customers and over 140 million digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: www.veon.com. Forward-Looking Statements This release contains “forward-looking statements”, within the meaning of the Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, the closing of Kyivstar’s acquisition of Tabletki.ua, the expected impact of the acquisition for VEON, and the expected financial performance of VEON post the acquisition. There are numerous risks, uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating the closing of Kyivstar’s acquisition of Tabletki.ua, the expected impact of the acquisition for VEON, the expected financial performance of VEON post the acquisition, as well as VEON’s ability to achieve anticipated results and business objectives, among others discussed in the section entitled “Risk Factors” in VEON’s 2024 Form 20-F filed with the SEC on April 25, 2025 and other public filings made by VEON with the SEC. The forward-looking statements contained herein speak only as of the date of this release and VEON disclaims any obligation to update them, except as required by law. VEON disclaims any obligation to update or revise any forward-looking statements contained in this press release, other than to the extent required by applicable law. Additionally, this press release includes certain financial information and data of Tabletki.ua derived from preliminary, unaudited management accounts as of the dates indicated and is subject to completion of customary financial closing, review, and audit procedures. This information is provided for informational purposes only and should not be regarded as a complete statement of financial results or relied upon as necessarily indicative of historical or future performance. Contact Information VEON Hande Asik Chief Communications and Strategy Officer pr@veon.com